FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549
REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934
Date of Report: August 18, 2008
Commission File Number: 001-33328

XINHUA FINANCE MEDIA
LIMITED

2201, Tower D, Central International Trade Center,
6A Jian Wai Avenue, Chaoyang District,
Beijing 100022, People’s Republic of China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑                               Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐                               No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-

XINHUA FINANCE MEDIA LIMITED
SIGNATURE

XINHUA FINANCE MEDIA LIMITED
Form 6-K
Xinhua Finance Media Limited (“XFML”) is furnishing, under the cover of Form 6-K, the press release issued by XFML on August 18, 2008 regarding its financial results for the second quarter ended June 30, 2008.

SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

XINHUA FINANCE MEDIA LIMITED
By:	/s/ Fredy Bush
Name:	Fredy Bush
Title:	Chief Executive Officer
Date: August 18, 2008

[FOR IMMEDIATE RELEASE]
XFMedia announces financial results for the second quarter 2008
BEIJING, August 18, 2008 — Xinhua Finance Media Limited (“XFMedia” or “the Company”; NASDAQ: XFML), a leading media group in China, today announced its unaudited financial results for the second quarter ended June 30, 2008.
Second Quarter 2008 Highlights
•	Strong year over year growth with 69% increase in net revenue to US$48.9 million from US$29.0 million.

•	Strong year-over-year and sequential growth of 97% and 248% for adjusted EBITDA.

•	Adjusted net income per diluted ADS exceeding previous guidance at $0.10.

•	Company provides third quarter guidance and raises full year guidance.
“Despite a challenging operating environment for the quarter, we are proud to announce adjusted EPS expectations above our Q2 guidance,” said Ms. Fredy Bush, XFMedia’s Chief Executive Officer.
“The Broadcast Group continues to deliver high margins, and we intend to further invest and expand the television business with a particular focus on sports. We believe this will be a significant driving force to our business over the next several years,” Ms. Bush added.
“We expect our future growth to be driven by the expansion of our media assets and distribution channels, and the integration and coordination of such efforts across our operating groups. Our television viewer demographics are very strong and combined with our existing core competence, XFMedia today is able to penetrate a significant group of households in China, providing us with a strategic entry point to build on our advertising revenue,” Ms. Bush said.

Second Quarter 2008 Financial Results
The following is a summary of our financial results for the second quarter of 2008:
Chart 1: Summary of financial results

	3 months ended	3 months ended
	Jun 30,	Jun 30,	3 months ended	08Q2 vs 07Q2	08Q2 vs 08Q1
In US millions	2008	2007	Mar 31, 2008	growth %	growth %
Net revenue	48.9	29.0	36.7	69%	33%
Adjusted EBITDA[1]	10.7	5.4	3.1	97%	248%
Net income (loss)[2]	0.8	2.3	(8.3)	-66%	n/a
Net income (loss) per ADS — diluted[3]	—	$0.03	$(0.13)	-100%	n/a
Adjusted net income[1]	7.6	6.3	1.4	22%	437%
Adjusted net income per ADS — diluted[3]	$0.10	$0.09	$0.02	11%	400%

1.	Please refer to Chart 8 for a detailed calculation of adjusted EBITDA and adjusted net income.

2.	The year-on-year decrease in net income is primarily due to an increase in net interest expenses, costs for Sarbanes-Oxley compliance, and tax expenses.

3.	Please refer to Chart 9 for weighted average number of ADS on a diluted basis. For computation of the net income per ADS and adjusted net income per ADS and per share, dividends on convertible preference shares of $0.2 million and $0.6 million in the first and second quarter of 2008 respectively were taken into account.
Net Revenue
Net revenue for the second quarter of 2008 was $48.9 million, up 69% year-over-year from $29.0 million in the second quarter of 2007, or up 33% sequentially from $36.7 million in the first quarter of 2008.
Net Revenue by type and business group
The following is a summary of net revenue by business group reconciled to types of revenue provided in the accompanying consolidated financial statements for the second quarter of 2008.
Chart 2: Revenue breakdown by type and business group

In US millions	Advertising	Broadcast	Print	Total
Net revenue:
Advertising services	23.7	2.0	1.1	26.8
Content production	—	2.9	—	2.9
Advertising sales	6.2	9.1	3.8	19.1
Publishing services	—	—	0.1	0.1

Total net revenue:	29.9	14.0	5.0	48.9

Advertising Group
Net revenue for the Advertising Group for the second quarter of 2008 was $29.9 million, up 79% year-over-year from $16.7 million in the second quarter of 2007, or up 39% sequentially from $21.5 million in the first quarter of 2008.

Chart 3: Revenue breakdown of the Advertising Group

	3 months	3 months		3 months	3 months
	ended	ended	Growth	ended	ended	Growth
In US millions	Jun 30, 2008	Jun 30, 2007%		Jun 30, 2008	Mar 31, 2008%
Advertising:
Television	—	4.8	-100%	—	—	N/A
Print/Online	12.2	6.0	105%	12.2	6.4	90%
Outdoor/Other	8.2	3.7	118%	8.2	6.5	27%
BTL Marketing	7.9	0.8	906%	7.9	7.4	6%
Research	1.6	1.5	11%	1.6	1.2	32%

Subtotal:	29.9	16.8	79%	29.9	21.5	39%

Broadcast Group
Net revenue for the Broadcast Group for the second quarter of 2008 was $14.0 million, up 92% year-over-year from $7.2 million in the second quarter of 2007 or up 29% sequentially from $10.8 million in the first quarter of 2008.
Chart 4: Revenue breakdown of the Broadcast Group

	3 months	3 months		3 months	3 months
	ended	ended	Growth	ended	ended	Growth
In US millions	Jun 30, 2008	Jun 30, 2007%		Jun 30, 2008	Mar 31, 2008%
Broadcast:
Television	6.5	2.3	176%	6.5	5.8	12%
Radio	2.7	1.2	132%	2.7	1.6	70%
Mobile[1]	2.5	0.7	266%	2.5	2.8	-12%
Production	2.3	3.0	-27%	2.3	0.6	291%

Subtotal:	14.0	7.2	92%	14.0	10.8	29%

1.	The quarter-on-quarter decrease of Mobile business is mainly due to seasonality and industry environment.
Print Group
Net revenue for the Print Group for the second quarter of 2008 was $5.0 million, up 1% year-over-year from the second quarter of 2007, or up 14% sequentially from $4.4 million in the first quarter of 2008. The year-over-year decrease in the magazine group is mainly due to the regulatory environment which causes delay in launch of certain marketing events.
Chart 5: Revenue breakdown of the Print Group

	3 months	3 months		3 months	3 months
	ended	ended	Growth	ended	ended	Growth
In US millions	Jun 30, 2008	Jun 30, 2007%		Jun 30, 2008	Mar 31, 2008%
Print:
Newspaper	2.7	2.2	24%	2.7	2.3	15%
Magazines	2.3	2.8	-17%	2.3	2.1	12%

Subtotal:	5.0	5.0	1%	5.0	4.4	14%

Gross Profit
Gross profit for the second quarter of 2008 was $21.1 million, up 80% year-over-year from $11.8 million in the second quarter of 2007, or up 61% sequentially from $13.1 million in the first quarter of 2008. Adjusted gross profit (non-GAAP), defined as gross profit before amortization of intangible assets from acquisitions, for the second quarter of 2008 was $22.9 million, up 77% year-over-year from $12.9 million in the second quarter of 2007 or up 51% sequentially from $15.1 million in the first quarter of 2008. We provide adjusted gross profit to break out the amortization of intangible assets from acquisitions charged within the cost of revenue. Chart 6 provides a breakdown of adjusted gross profit by business group.
Chart 6: Reconciliation for adjusted gross profit by business group

In US millions	Advertising	Broadcast	Print	Total
Gross Profit	11.3	6.1	3.7	21.1
Amortization of intangible assets from acquisitions[1]	0.2	1.4	0.2	1.8

Adjusted gross profit	11.5	7.5	3.9	22.9

1.	Amortization of intangible assets from acquisitions includes assets such as client database, brand names, and production inventory.
Operating Expenses
Operating expenses for the second quarter of 2008 were $16.9 million, up 87% year-over-year from $9.0 million in the second quarter of 2007 or down 13% sequentially from $19.3 million in the first quarter of 2008. The year-on-year increase is mainly due to an increase in selling and marketing expenses in line with increased revenue, and costs for Sarbanes-Oxley compliance. Operating expenses were down 13% sequentially because share-based compensation expenses were mainly accounted for in the first quarter of 2008.
Total operating expenses were composed of selling and marketing expenses and general and administrative expenses. Selling and marketing expenses for the second quarter of 2008 were $5.6 million, up 76% year-over-year from $3.2 million in the second quarter of 2007, or up 8% sequentially from $5.1 million in the first quarter of 2008.
General and administrative expenses for the second quarter of 2008 were $11.3 million, up 94% year-over-year from $5.8 million in the second quarter of 2007, or down 20% sequentially from $14.1 million in the first quarter of 2008.

Adjusted EBITDA (non-GAAP)
Adjusted EBITDA (non-GAAP), defined as earnings before one time items, other income, interest income and expense, taxes, depreciation, amortization of intangible assets from acquisitions and share-based compensation expenses, for the second quarter of 2008 was $10.7 million, up 97% year-over-year from $5.4 million in the second quarter of 2007, or up 248% sequentially from $3.1 million in the first quarter of 2008. For a reconciliation to adjusted EBITDA from income from operations, refer to Chart 8.
Chart 7: Adjusted EBITDA by business group

In US millions	Advertising	Broadcast	Print	Total
Adjusted EBITDA by business group	8.4	4.8	2.6	15.8
Less: net head office expenses				(5.1)
Adjusted EBITDA				10.7
Net Income and Adjusted Net Income (non-GAAP)
Net income for the second quarter of 2008 was $0.8 million, down 66% year-over-year from $2.3 million in the second quarter of 2007, or up sequentially from a net loss of $8.3 million in the first quarter of 2008. The primary reasons for the year-on-year decline are an increase in net interest expenses, costs for Sarbanes-Oxley compliance, and tax expenses.
Adjusted net income (non-GAAP), defined as net income before one-time items, amortization of intangible assets from acquisitions, share-based compensation expenses and imputed interest, for the second quarter of 2008 was $7.6 million, up 22% year-over-year from $6.3 million in the second quarter of 2007 or up 437% sequentially from $1.4 million in the first quarter of 2008. For a reconciliation from net income to adjusted net income, please refer to Chart 8.
Outlook for third quarter and full year of 2008
XFMedia estimates its net revenue for the third quarter of 2008 will range from $52 million to $54 million. Third quarter adjusted net income per ADS is estimated to range from $0.11 to $0.12 per diluted ADS.
XFMedia is raising its estimate of net revenue for full year 2008 to range from $198 million to $208 million, from previously forecasted range of $195 million to $205 million. Adjusted net income per ADS for full year 2008 is estimated to range from $0.33 to $0.35 per diluted ADS, from previously forecasted range of $0.31 to $0.33 per diluted ADS.
This forecast reflects XFMedia’s current and preliminary view, which is subject to change.

Other Corporate Developments
Over the second quarter of 2008, the Company continued to implement its share buyback program, buying back 691,327 ADSs for $2.0 million. These shares will be canceled in accordance with Cayman company law.
Conference Call Information
Following the earnings announcement, XFMedia’s senior management will host a conference call on August 18, 2008 at 8:00pm (New York) / August 19, 2008 at 8:00am (Beijing) to review the results and discuss recent business activities.
Interested parties may dial into the conference call at:
(US) +1 800 510 0178 or +1 617 614 3450
(UK) +44 207 365 8426
(Asia Pacific) +852 3002 1672
Passcode: XFML
A telephone replay will be available two hours after the call for one week at:
(US Toll Free) +1 888 286 8010
(International) +1 617 801 6888
Passcode: 51232173
A real-time webcast and replay will be also available at:
www.xfmedia.cn/earnings-webcast
Contacts:
Media Contact
Ms. Joy Tsang, +86 21 6113 5999, joy.tsang@xfmedia.cn
IR Contact
Mr. Edward Liu, +86 21 6113 5978, edward.liu@xfmedia.cn

About XFMedia
Xinhua Finance Media (“XFMedia”; NASDAQ: XFML) is a leading media group in China with nationwide access to the upwardly mobile demographic. Through its synergistic business groups, Broadcast, Print, and Advertising, XFMedia offers a total solution empowering clients at every stage of the media process and connecting them with their target audience. Its unique platform covers a wide range of media assets, including television, radio, newspaper, magazine, outdoor, online and other media assets.
Headquartered in Beijing, the company has offices and affiliates in major cities of China including Beijing, Shanghai, Guangzhou, Shenzhen and Hong Kong. For more information, please visit www.xfmedia.cn.
Safe Harbor
This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the outlook for third quarter and full year 2008 and quotations from management in this announcement, as well as XFMedia’s strategic and operational plans, contain forward-looking statements. XFMedia may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about XFMedia’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: our growth strategies; our future business development, results of operations and financial condition; our ability to attract and retain customers; competition in the Chinese advertising and media market; changes in our revenues and certain cost or expense items as a percentage of our revenues; the outcome of ongoing, or any future, litigation or arbitration, including those relating to copyright and other intellectual property rights; the expected growth of the Chinese advertising and media market; and Chinese governmental policies relating to advertising and media. Further information regarding these and other risks is included in our annual report on Form F-20-F and other documents filed with the Securities and Exchange Commission. XFMedia does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Non-GAAP Financial Measures
To supplement XFMedia’s consolidated financial results under U.S. GAAP, XFMedia also provides the following non-GAAP financial measures: adjusted gross profit, adjusted EBITDA and adjusted net income. XFMedia has adopted these measures “adjusted gross profit”, defined as gross profit excluding amortization of intangible assets from acquisitions, “adjusted EBITDA”, by defining adjusted EBITDA as earnings before one time items, other income, interest income and expense, taxes, depreciation, amortization of intangible assets from acquisitions and share-based compensation expenses, and “adjusted net income”, by defining adjusted net income as net income before amortization of intangible assets from acquisitions, imputed interest, share-based compensation expenses and one-time items. XFMedia believes that these non-GAAP financial measures provide investors with another method for assessing XFMedia’s underlying operational and financial performance. These non-GAAP financial measures are not intended to be considered in isolation or as a substitute for the financial results under U.S. GAAP. For more information on these non-GAAP financial measures, please refer to Chart 8 of this release.
XFMedia believes these non-GAAP financial measures are useful to management and investors in assessing the performance of the Company and assist management in its financial and operational decision making. A limitation of using non-GAAP measures which exclude share-based compensation expenses is that share-based compensation expenses have been and will continue to be a significant recurring expense in our business. A limitation of using non-GAAP adjusted gross profit, adjusted EBITDA and adjusted net income is that they do not include all items that impact our net income for the period. Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying tables have more details on the reconciliations between GAAP financial measures that are most directly comparable to non-GAAP financial measures.

The following is a reconciliation of our non-GAAP financial results:
Chart 8: Reconciliation of non-GAAP financial results

	3 months ended	3 months ended	3 months ended
In US millions	Jun 30, 2008	Jun 30, 2007	Mar 31, 2008
Income (loss) from operations	4.3	2.8	(6.2)
One time items[1]	0.6	—	—
Depreciation	0.6	0.3	0.8
Amortization of intangible assets from acquisitions	3.4	1.8	3.6
Share-based compensation expenses	1.8	0.5	4.9

Adjusted EBITDA	10.7	5.4	3.1

Net income (loss)	0.8	2.3	(8.3)
One time items[1]	0.6	—	—
Amortization of intangible assets from acquisitions	3.4	1.8	3.6
Share-based compensation expenses	1.8	0.5	4.9
Imputed interest	1.0	1.7	1.2

Adjusted net income	7.6	6.3	1.4

1.	There is a one-time adjustment of $0.6 million, representing legal fees for class action lawsuit.
Net income and adjusted net income per ADS and per share are as follows:
Chart 9: Net income and adjusted net income per ADS and per share1

	3 months ended	3 months ended	3 months ended
	Jun 30, 2008	Jun 30, 2007	Mar 31, 2008
Net income (loss) per ADS — basic	—	$0.04	$(0.13)
Net income (loss) per ADS — diluted	—	$0.03	$(0.13)
Weighted average number of ADS — basic	67.5 million	63.1 million	65.6 million
Weighted average number of ADS - diluted	73.5 million	72.5 million	65.6 million
Adjusted net income per ADS — basic	$0.10	$0.10	$0.02
Adjusted net income per ADS — diluted	$0.10	$0.09	$0.02
Weighted average number of ADS — basic	67.5 million	63.1million	65.6 million
Weighted average number of ADS - diluted	73.5 million	72.5million	72.3 million

1.	For computation of the net income per ADS and adjusted net income per ADS and per share, dividends on convertible preference shares of $0.2 million and $0.6 million in the first and second quarter of 2008 respectively were taken into account.

Condensed Consolidated Balance Sheets

(In U.S. dollars)	Jun 30,2008	Dec 31,2007

	Unaudited	(Note 1)

Assets
Current assets:
Cash	57,073,797	44,436,087
Restricted cash (Note 2)	51,704,000	47,252,191
Principal protected note (Note 3)	24,958,793	—
Accounts receivable (Note 4)	50,117,879	45,706,766
Prepaid program expenses	2,415,444	5,389,250
Other current assets	21,143,068	16,272,798

Total current assets	207,412,981	159,057,092
Content production deposit and cost, net	6,945,869	8,855,896
Property and equipment, net	9,059,701	9,191,959
Intangible assets, net (Note 5)	224,998,272	233,505,913
Goodwill	245,491,520	180,125,488
Investment	500,000	500,000
Principal protected note (Note 3)	—	24,909,929
Deposits for acquisition of subsidiaries	—	25,634,000
Other long-term asset	10,007,561	9,021,936

Total assets	704,415,904	650,802,213

Liabilities, mezzanine equity and shareholders’ equity
Current liabilities:
Bank borrowings	39,565,977	33,780,188
Bank overdrafts	757,918	960,157
Other current liabilities	65,140,537	44,473,366

Total current liabilities	105,464,432	79,213,711
Deferred tax liabilities	36,035,746	37,741,579
Long term payables, non-current portion	59,491,532	65,150,610

Total liabilities	200,991,710	182,105,900

Minority Interests	2,612,648	2,060,745

(In U.S. dollars)	Jun 30,2008	Dec 31,2007

	Unaudited	(Note 1)
Mezzanine equity:
Series B convertible preferred shares (par value $0.001; 300,000 shares authorized, issued and outstanding as of June 30, 2008)	29,450,000	—
Shareholders’ equity:
Class A common shares and nonvested shares (par value $0.001; 143,822,874 as of December 31, 2007 and June 30, 2008 shares authorized; 90,061,269 as of December 31, 2007 and 93,942,703 as of June 30, 2008 shares issued and outstanding)	93,943	90,061
Class B common shares (par value $0.001; 50,054,619 as of as of December 31, 2007 and June 30, 2008 shares authorized; 50,054,618 as of December 31, 2007 and as of June 30, 2008 shares issued and outstanding)	7,442	7,442
Additional paid-in capital	448,473,469	439,516,974
Retained earnings	15,586,362	23,903,560
Accumulated other comprehensive income	7,200,330	3,117,531

Total shareholders’ equity	471,361,546	466,635,568

Total liabilities, mezzanine equity and shareholders’ equity	704,415,904	650,802,213

Condensed Consolidated Statements of Operations

	3 months ended	3 months ended	3 months ended
(in U.S. Dollars)	Jun 30, 2008	Jun 30, 2007	Mar 31, 2008

	Unaudited	Unaudited	Unaudited

Net revenue:
Advertising services	26,852,171	19,165,786	21,176,603
Content production	2,888,164	3,050,899	573,453
Advertising sales	19,006,987	6,477,426	14,738,927
Publishing services	108,924	265,422	201,224

Total net revenue	48,856,246	28,959,533	36,690,207

Cost of revenue:
Advertising services	18,781,998	12,073,200	15,697,961
Content production	1,060,419	1,341,785	442,057
Advertising sales	7,644,880	3,613,015	7,152,328
Publishing services	254,844	180,902	294,292

Total cost of revenue	27,742,141	17,208,902	23,586,638

Operating expenses:
Selling and distribution	5,560,512	3,165,211	5,140,842
General and administrative	11,301,796	5,828,831	14,137,279

Total operating expenses	16,862,308	8,994,042	19,278,121

Other operating income	7,220	—	—

Income (loss) from operations	4,259,017	2,756,589	(6,174,552)
Other income (expenses) (Note 6) 7	(1,136,041)	(70,368)	(810,563)
Income (loss) before provision for income taxes and minority interest	3,122,976	2,686,221	(6,985,115)
Provision for income taxes (Note 7)	1,989,097	202,457	1,339,884

Net income (loss) before minority interest	1,133,879	2,483,764	(8,324,999)
Minority interest	370,913	229,355	(44,829)
Net income (loss)	762,966	2,254,409	(8,280,170)
Dividend on convertible preferred shares	600,000	—	200,000

Net income (loss) attributable to holders of common shares	162,966	2,254,409	(8,480,170)
Net income (loss) per share:
Basic — Common Shares	—	0.02	(0.07)
Basic — American Depositary Shares	—	0.04	(0.13)
Diluted — Common Shares	—	0.02	(0.07)
Diluted — American Depositary Shares	—	0.03	(0.13)

Condensed Consolidated Statements of Cash Flows

	3 months	3 months
	ended	ended	3 months ended
(in U.S. Dollars)	Jun 30, 2008	Jun 30, 2007	Mar 31, 2008

	Unaudited	Unaudited	Unaudited
Net cash provided by/(used in) operating activities	7,603,264	41,081	(1,554,573)

Net cash used in investing activities	(19,234,247)	(97,768,365)	(1,908,350)

Net cash provided by/(used in) financing activities	(1,506,267)	2,660,996	26,418,367

Effect of exchange rate changes	666,271	546,121	2,153,245

Net increase/(decrease) in cash	(12,470,979)	(94,520,167)	25,108,689
Cash, as at beginning of the period	69,544,776	175,931,874	44,436,087

Cash, as at end of the period	57,073,797	81,411,707	69,544,776

Notes to Financial Information
1) 2007 condensed consolidated balance sheets
Information was extracted from the audited financial statements included in Form 20-F of the Company filed with the Securities and Exchange Commission on May 19, 2008.
2) Restricted cash
Restricted cash is US dollar cash deposits pledged for the RMB loan facilities granted by banks for RMB working capital purposes.
3) Principal protected note
Principal protected note of $25.0 million represents investment on 100% Principal Protection Barrier Notes due on January 30, 2009.
4) Accounts receivables and debtors turnover
Debtors turnover for the first quarter of 2008 and second quarter of 2008 were 113 days and 90 days, respectively. Our business groups generally granted 90 days to 180 days average credit period to major customers, which is in line with the industry practices in the PRC.

5) Intangible assets
Net book value for intangible assets as of June 30, 2008 was $225.0 million. It mainly represents the fair value of the long-term advertising agreements for the Broadcast and Print Group. The net book value of the intangible assets were primarily composed of a $95.8 million advertising license agreement for our TV business, a $71.1 million exclusive advertising agreement for our newspaper business, and $9.3 million of exclusive advertising agreements we entered for radio advertising operations in Shanghai, Beijing and Guangdong. We are in the process of obtaining third-party valuations of certain identifiable intangible assets for the acquisitions we completed in 2007 and hence the net book value for intangible assets is preliminary and subject to revision once we complete the valuation exercise.
6) Other income (expenses)
Other income (expenses) includes net interest income (expense) and net other income (expense).
7) Provision for income taxes
Provision for income taxes includes deferred tax credits of $0.8 million and $1.0 million in the first quarter of 2008 and second quarter of 2008, respectively.